Exhibit 99.1

CUIT: 30-70496280-7

September 10, 2013

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

Dear Sirs,

We are writing to you according to the provisions set forth by this Commission in order to inform you that Grupo Financiero Galicia S.A. (“Grupo Financiero”) has entered into a Preliminary Merger Agreement (the “Agreement”) to implement the incorporation by merger of Lagarcué S.A. and Theseus S.A. with Grupo Financiero being the surviving corporation of such merger. The consolidated financial statements prepared specifically for this contemplated merger are as of June 30, 2013 and the effective date for such merger has been as of September 1, 2013.

This merger, once committed, will further consolidate to Grupo Financiero´s ownership interest in its principal subsidiary Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) by adding 25,454,193 of Class “B” shares of Banco Galicia, representing 4.526585% of the total capital stock of Banco Galicia, which are currently owned by Lagarcué S.A. and Theseus S.A. As a result of said merger, Grupo Financiero’s stake in Banco Galicia will be 99.47%.

In respect of such merger, Grupo Financiero will increase its capital by issuing 58,857,580 new Class “B” shares representing 4.526585% of the outstanding capital stock of Grupo Financiero to be delivered to the shareholders of Lagarcué S.A. and Theseus S.A.

Additionally, the parties signed, together with Banco Galicia and the shareholders of Lagarcué S.A. and Theseus S.A., a supplemental agreement governing operational issues that accounts for the reconciliation and reciprocal withdrawal of outstanding litigation.

The Board of Directors of Grupo Financiero will timely call an Extraordinary Shareholder´s Meeting to approve and ratify the Agreement and related actions.

Yours faithfully,

/s/ Adrián Enrique Pedemonte
Adrián Enrique Pedemonte
Attorney in law

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.